Exhibit 99.2

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is entered into on May 30, 2019 (the “Effective Date”), by and among:

(1)	Gridsum Holding Inc., a company organized and existing under the laws of the Cayman Islands (the “Company”), and

(2)	the investor listed in Schedule I hereto (the “Investor”).

Each of the Company and the Investor is referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

A.	This Agreement is made in connection with the issuance of the warrant to purchase ordinary shares, dated as of May 30, 2019, by the Company to the Investor (the “Warrant”).

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties intending to be legally bound hereto hereby agree as follows:

1.         Definitions. The following terms shall have the meanings ascribed to them below:

“ADSs” means American depositary shares of the Company, each representing one Ordinary Share as of the date hereof.

“Affiliate” means, with respect to any specified Person, any other Person that, directly or indirectly, Controls, is Controlled by or is under common Control with such Person, and with respect to an individual, anyone who is a Relative.

“Agreement” has the meaning set forth in the Preamble of this Agreement.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banking institutions in the Cayman Islands, the State of New York, Beijing or Hong Kong are required by Law to be closed.

“Company” has the meaning set forth in the Preamble hereof.

“Control” of a given Person means the power or authority, whether exercised or not, to direct or cause the direction of the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, which power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors of such Person; the term “Controlled” has the meaning correlative to the foregoing.

“Effective Date” has the meaning set forth in the Preamble of this Agreement.

“Equity Securities” means, with respect to a Person, any shares, share capital, registered capital, ownership interest, equity interest, or other equity securities, and any option, warrant, or right to subscribe for, acquire or purchase any of the foregoing, or any other security or instrument convertible into or exercisable or exchangeable for any of the foregoing, or any equity appreciation, phantom equity, equity plans or similar rights with respect to such Person, and, with respect to the Company, shall include any Ordinary Shares and Ordinary Share Equivalents of the Company.

“Governmental Authority” means any federal, national, supranational, state, provincial, local, municipal or other government, any governmental, quasi-governmental, supranational, judicial, regulatory or administrative authority (including any governmental division, department, agency, commission, instrumentality, organization, unit or body, political subdivision, and any court or other tribunal) or any stock exchange, any court, tribunal or arbitrator or self-regulatory organization (including the NASDAQ) with competent jurisdiction.

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC.

“Investor” has the meaning set forth in the Preamble of this Agreement. Reference herein to the Investor or any Investor shall apply to the Permitted Transferee or any other transferee to which a transfer is made as permitted under Section 3.2.

“Law” or “Laws” means any statute, law, ordinance, regulation, rule, code, order, judgment, writ, injunction, decree or requirement of law (including common law) enacted, issued, promulgated, enforced or entered by a Governmental Authority.

“Ordinary Share Equivalents” means warrants, options and rights exercisable for Ordinary Shares and instruments convertible into or exchangeable for Ordinary Shares.

“Ordinary Shares” means the Company’s Class B Ordinary Shares, par value US$0.001 per share.

“Party” or “Parties” have the meaning set forth in the Preamble of this Agreement.

“Person” means an individual, a corporation, a limited liability company, an association, a partnership, a joint venture, a joint stock company, a trust, an unincorporated organization or a Governmental Authority.

“Permitted Transferee” means, with respect to any Investor, an entity Controls, Controlled by, or under common Control with any Investor; provided that such Investor that is a corporation may freely transfer any of its Equity Securities to any shareholder of such Investor; and any Investor which is a limited or general partnership may freely transfer any of its Equity Securities to its partners and to affiliated partnerships managed by the same management company or managing (general) partner or by an entity which Controls, is Controlled by, or is under common Control with, such management company or managing (general) partner. In the case of the Investor, a Permitted Transferee includes any of its Affiliates.

“PRC” means the People’s Republic of China, but solely for the purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and the islands of Taiwan.

“Relative” means a husband, wife, father, mother, son, daughter, brother, sister, grandparent, grandchild, or spouse of any of these, or a person living in the same household with an individual.

“Warrant” has the meaning set forth in the Recitals of this Agreement. Reference herein to the Warrant shall apply to any new warrant or warrants issued by the Company pursuant to the terms of the Warrant in the case of a transfer of all or any part of, otherwise in replacement of or substitution for the Warrant, in each case, in accordance with the terms thereof.

2.    Registration Rights. The Company hereby grants to the Investor such registration rights as set forth in Schedule II hereto.

3.    Miscellaneous.

3.1    Further Assurances. Upon the terms and subject to the conditions herein, each of the Parties hereto agrees to use its best efforts to take or cause to be taken all action, to do or cause to be done, to execute such further instruments, and to assist and cooperate with the other Parties hereto in doing, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and, to the extent reasonably requested by another Party, to enforce rights and obligations pursuant hereto.

3.2    Assignments and Transfers. Except as otherwise provided herein, this Agreement and the rights and obligations of the Parties hereunder shall inure to the benefit of, and be binding upon, their respective successors, permitted assigns and legal representatives. Subject to (and without limiting the applicability of ) the proviso in the last sentence of this Section 3.2, the rights of the Investor hereunder (including, without limitation, registration rights) are assignable, without consent of the Company or any other Party(ies), only in connection with the transfer (subject to applicable securities Laws and other Laws) of the Warrant (in whole or in part) or Registrable Securities held by such Investor (i) to its Permitted Transferees, or (ii) to any other transferee who will hold a Warrant in respect of at least 20% of the aggregate amount of the initial Maximum Purchase Amount (as defined in the Warrant) as of the date hereof, or at least 20% of all Registrable Securities, in each case after such transfer, in each case in compliance with the Warrant and applicable laws, but only to the extent of such transfer, and any such Permitted Transferee or other transferee shall execute and deliver to the Company and the other Party(ies) hereto a deed of adherence in the form attached hereto as Exhibit A becoming a party hereto as an “Investor” subject to the terms and conditions hereof. This Agreement and the rights and obligations of any Party hereunder shall not otherwise be assigned without the mutual written consent of the other Parties; provided that each Investor may assign any or all of its rights and obligations to an Affiliate of such Investor (including, without limitation, its Permitted Transferees) without consent of the other Party(ies) under this Agreement.

3.3    Governing Law. This Agreement shall be governed by and construed under the Laws of Hong Kong, without regard to principles of conflict of laws thereunder.

3.4    Dispute Resolution.

(i)    Any dispute, controversy or claim arising out of, in connection with or relating to this Agreement, including the interpretation, validity, invalidity, breach or termination thereof, or any dispute regarding non-contractual obligations arising out of or relating to it, shall be settled by arbitration.

(ii)    The arbitration shall be conducted in Hong Kong under the Hong Kong International Arbitration Centre Administered Arbitration Rules in force when the notice of arbitration is submitted in accordance with the said Rules. The language of arbitration shall be English and the number of arbitrators shall be three.

(iii)    Each Party shall cooperate with the other in making full disclosure of and providing complete access to all information and documents requested by the other in connection with such arbitration proceedings, subject only to any doctrine of legal privilege or any confidentiality obligations binding on such Party.

(iv)    The costs of arbitration shall be borne by the losing party, unless otherwise determined by the arbitration tribunal.

(v)    When any dispute occurs and when any dispute is under arbitration, except for the matters in dispute, the Parties shall continue to fulfill their respective obligations and shall be entitled to exercise their rights under this Agreement.

(vi)    The award of the arbitration tribunal shall be final and binding upon the Parties, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award.

(vii)    Regardless of anything else contained herein, each Party shall be entitled to seek preliminary injunctive relief from any court of competent jurisdiction pending the conclusion of the arbitration.

3.5    Notices. Any notice required or permitted pursuant to this Agreement shall be given in writing and shall be given either personally or by sending it by next-day or second-day courier service, fax, electronic mail or similar means to the address of the receiving Party as set forth in Schedule III hereto (or at such other address as such Party may designate by fifteen (15) days’ advance written notice to the other Parties to this Agreement given in accordance with this Section 3.5). Where a notice is given personally, delivery shall be deemed to have been effected on receipt (or when delivery is refused). Where a notice is sent by next-day, second-day or similar express courier service, service of the notice shall be deemed to be effected by properly addressing, pre-paying and sending by next-day, second-day or similar express service through an internationally or nationally-recognized courier a letter containing the notice, with a confirmation of delivery, and to have been effected on receipt (or when delivery is refused). Where a notice is sent by fax or electronic mail, service of the notice shall be deemed to be effected by properly addressing, and sending such notice through a transmitting organization, with a written confirmation of delivery, and to have been effected on the day the same is sent as aforesaid if sent during normal business hours of the recipient, otherwise on the next Business Day.

3.6    Rights Cumulative. Each and all of the various rights, powers and remedies of a Party hereto will be considered to be cumulative with and in addition to any other rights, powers and remedies which such Party may have at law or in equity in the event of the breach of any of the terms of this Agreement. The exercise or partial exercise of any right, power or remedy will neither constitute the exclusive election thereof nor the waiver of any other right, power or remedy available to such Party.

3.7    Severability. In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. If, however, any provision of this Agreement shall be invalid, illegal, or unenforceable under any such applicable Law in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such Law, or, if for any reason it is not deemed so modified, it shall be invalid, illegal, or unenforceable only to the extent of such invalidity, illegality, or limitation on enforceability without affecting the remaining provisions of this Agreement, or the validity, legality, or enforceability of such provision in any other jurisdiction.

3.8    Remedies. Each Party, in addition to being entitled to exercise all rights granted by law, including recovery of damages, shall be entitled to specific performance of its rights under this Agreement and any other relief that may be available from a court of competent jurisdiction. Each Party acknowledges that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement, and hereby agrees to waive the defense in any action for specific performance or other equitable relief that a remedy at law would be adequate.

3.9    Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of each of (i) the Company and (ii) the Requisite Investor(s). Any amendment or waiver effected in accordance with this paragraph shall be binding upon each of the Parties. For purpose of this Section 3.9, “Requisite Investor(s)” means, as of any date of determination, the Investor(s) that holds or would be entitled to hold, in aggregate, more than 50% of all Registrable Securities, which for purposes of this definition shall consist of all the then outstanding Registrable Securities issued pursuant to the Warrant and all the Registrable Securities which would be issued if, immediately prior to such date of determination, the unexercised portion of the Warrant had been exercised in full.

3.10    No Waiver. Failure to insist upon strict compliance with any of the terms, covenants, or conditions hereof will not be deemed a waiver of such term, covenant, or condition, nor will any waiver or relinquishment of, or failure to insist upon strict compliance with, any right, power or remedy hereunder at any one or more times be deemed a waiver or relinquishment of such right, power or remedy at any other time or times.

3.11    Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any Party under this Agreement, upon any breach or default of any other Party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any Party, shall be cumulative and not alternative.

3.12    No Third-Party Beneficiaries. Nothing contained in this Agreement, expressed or implied, is intended to confer upon any person or entity other than the Company and the Investor (the Permitted Transferee or other transferee to which a transfer is made in accordance with this Agreement), any benefits, rights or remedies (except as specified in Section 5 of Schedule II).

3.13    Adequate Representation. The Parties acknowledge that each Party has been adequately represented by counsel in connection with this Agreement.

3.14    Headings and Subtitles; Interpretation. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. Unless a provision hereof expressly provides otherwise: (i) the term “or” is not exclusive; (ii) words in the singular include the plural, and words in the plural include the singular; (iii) the terms “herein”, “hereof”, and other similar words refer to this Agreement as a whole and not to any particular section, subsection, paragraph, clause, or other subdivision; (iv) the term “including” will be deemed to be followed by “, but not limited to,”; (v) the masculine, feminine, and neuter genders will each be deemed to include the others; (vi) the terms “shall”, “will”, and “agrees” are mandatory, and the term “may” is permissive; (vii) the term “day” means “calendar day”; and (viii) all references to dollars or to “US$” are to currency of the United States of America (and shall be deemed to include reference to the equivalent amount in other currencies).

3.15    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile and e-mailed copies of signatures shall be deemed to be originals for purposes of the effectiveness of this Agreement.

3.16    Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) constitutes the full and entire understanding and agreement among the Parties with regard to the subjects hereof, and supersedes all other agreements between or among any of the Parties with respect to the subject matter hereof. After the execution and delivery of this Agreement, to the extent that there is any conflict between this Agreement and any provision of any other agreement, arrangement or understanding between the Company and any holder of equity securities of the Company, the terms and conditions of this Agreement shall prevail.

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IN WITNESS WHEREOF, the parties hereto have executed this Registration Rights Agreement as of the date first written above.

COMPANY:	GRIDSUM HOLDING INC.

	By:	/s/ Michael Peng Zhang
	Name:	Michael Peng Zhang
	Title:	Co-CFO

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Registration Rights Agreement as of the date first written above.

INVESTOR:	HAMMER CAPITAL CHINA LIMITED

	By:	/s/ Cheung Siu Fai
	Name:	Cheung Siu Fai
	Title:	Director

[Signature Page to Registration Rights Agreement]

Exhibit A

FORM DEED OF ADHERENCE

THIS DEED OF ADHERENCE is made the                 day of

by [    ], (“New Investor”)

RECITALS

A. On                 ,                 , certain investor of the Warrant [                ] (the “Company”) entered into a Registration Rights Agreement, as amended from time to time (the “Registration Rights Agreement”), to which the substantial form of this Deed of Adherence forms Exhibit A.

B. The New Investor is the acquiror/intended transferee of the Warrant to purchase [                ] [Ordinary Shares] /Registrable Securities (consisting of [                ]) (“Transferred Securities”) from [                ] (“Transferor”) and [in accordance with Section 3.2 of the Registration Rights Agreement] is executing this Deed.

THIS DEED WITNESSES as follows:

1.    Interpretation. Capitalized terms not otherwise defined in this Deed shall have the meanings given to them in the Registration Rights Agreement.

2.    Covenant; Enforceability. The New Investor hereby ratifies and accedes to the terms of, agrees to be bound by, and assumes all rights and obligations under the terms and conditions of, the Registration Rights Agreement, as if the New Investor had been an original party to the Registration Rights Agreement in the same capacity as the Transferor. The existing Parties to the Registration Rights Agreement shall be entitled to enforce the Registration Rights Agreement against the New Investor.

3.    Representation and Warranty. The New Investor hereby represents and warrants to the existing Parties to the Registration Rights Agreement that:

(a)    The New Investor is duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation.

(b) The New Investor has all requisite power and authority to execute and deliver this Deed and to assume and perform all rights and obligations under the Registration Rights Agreement. Upon their execution, this Deed and the Registration Rights Agreement shall constitute valid and legally binding obligations thereof, enforceable against such party in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

Exhibit A

(c)    The execution, delivery and performance by the New Investor of and compliance with the Deed and the Registration Rights Agreement, and the consummation of the transactions contemplated thereby, will not result in any violation, breach or default, or be in conflict with or constitute, with or without the passage of time or the giving of notice or both, a default under (A) the articles of association or any other such constitutional documents of the New Investor, (B) any material contract to which the New Investor is a party, (C) any judgment, order, writ or decree or (D) any applicable law.

4.    Governing Law. This Adherence Deed shall be governed by and construed in all respects in accordance with the laws of Hong Kong.

Exhibit A

IN WITNESS WHEREOF this Deed of Adherence has been executed [as a deed] by the New Investor on the date set forth above.

[NEW INVESTOR]	)
in the presence of:	)

Exhibit A

Schedule I

SCHEDULE OF INVESTOR(S)

Hammer Capital China Limited

Schedule I

Schedule II

REGISTRATION RIGHTS

1.    Definitions. The following terms used in this Schedule II shall have the meanings ascribed to the below:

“Commission” means (i) with respect to any offering of securities in the United States, the Securities and Exchange Commission of the United States or any other federal agency at the time administering the Securities Act and (ii) with respect to any offering of securities in a jurisdiction other than the United States, the regulatory body of the jurisdiction with authority to supervise and regulate the offering and sale of securities in that jurisdiction.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Existing Shareholders Agreement” means the Shareholders’ Agreement dated June 30, 2015 among the Company and certain other parties thereto.

“Existing Registration Rights Agreements” means the Registration Rights Agreements, dated May 5, 2018 and March 4, 2019, respectively among the Company and certain other parties thereto.

“Form F-3” means Form F-3 promulgated by the Commission under the Securities Act or any successor form or substantially similar form then in effect.

“Form S-3” means Form S-3 promulgated by the Commission under the Securities Act or any successor form or substantially similar form then in effect.

“Holders” means the holders of Registrable Securities who are parties to this Agreement from time to time, including their transferees that become parties to this Agreement from time to time pursuant to Section 3.2 of this Agreement.

“Registrable Securities” means (i) the Ordinary Shares issued pursuant to the Warrant, and (ii) any Ordinary Shares issued as a dividend or other distribution with respect to, in exchange for, or in replacement of, the shares referenced in (i) herein, excluding in all cases, however, any of the foregoing that may be sold by a Person without any limitation pursuant to Rule 144, or any of the foregoing that have been sold by a Person (A) pursuant to an effective Registration Statement, (B) under circumstances in which the applicable conditions of Rule 144 are met, or (C) in a transaction in which the transferor’s rights under this Agreement are not assigned to the transferee pursuant to Section 3.2 of this Agreement.

“Registration” means a registration effected by preparing and filing a Registration Statement and the declaration or ordering of the effectiveness of that Registration Statement; and the terms “Register” and “Registered” have meanings concomitant with the foregoing.

“Rule 144” means Rule 144 under the Securities Act.

“Registration Statement” means a registration statement prepared on Form F-1, F-3, S-1, or S-3 under the Securities Act (including, without limitation, Rule 415 under the Securities Act), or on any comparable form in connection with registration in a jurisdiction other than the United States.

Schedule II

“Securities Act” means the United States Securities Act of 1933, as amended.

“SEC Guidance” means (i) any publicly-available written or oral guidance of the Commission staff, or any comments, requirements or requests of the Commission staff and (ii) the Securities Act.

“Trading Day” means a day on which (a) trading in the ADSs (or other Company security for which a closing sale price must be determined) generally occurs on the NASDAQ Stock Market or, if the ADSs (or such other security) are not then listed on the NASDAQ Stock Market, on the principal other U.S. national or regional securities exchange on which the ADSs (or such other security) are then listed or, if the ADSs (or such other security) are not then listed on a U.S. national or regional securities exchange, on the principal other market on which the ADSs (or such other security) are then traded and (b) a Last Reported Sale Price for the ADSs (or closing sale price for such other security) is available on such securities exchange or market; provided that if the ADSs (or such other security) are not so listed or traded, “Trading Day” means a Business Day.

“Violation” has the meaning set forth in Section 5.1(i) of this Schedule II.

Except where the context requires otherwise, capitalized terms used herein without definition shall have the meanings set forth in Section 1 of this Agreement.

2.    Company Covenants regarding Mandatory Registration.

2.1    Registration Provisions.

(i) If the Company receives a written request from any Holder for the Registration of all or a portion of its Registrable Securities, the Company shall (a) promptly give written notice of the proposed Registration to all other Holders, and (b) as soon as reasonably practicable, use its reasonable best efforts to (A) prepare and file with the Commission a Registration Statement covering the resale of the Registrable Securities specified in the request (together with any Registrable Securities requested by the other Holders in writing to be included in such Registration within fifteen (15) days after the Company’s delivery of its written notice) that are not then registered on an effective Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415, and (B) cause such Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof, and shall use its reasonable best efforts to keep such Registration Statement continuously effective under the Securities Act until the date that all Registrable Securities covered by such Registration Statement (i) have been sold thereunder or pursuant to Rule 144, or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144, as determined by the counsel to the Company pursuant to a written opinion letter to such effect, addressed and acceptable to the transfer agent (or the depositary for ADSs) and the affected Holders. Registrations under this Section 2.1 shall be on such appropriate registration form as shall be reasonably determined by the Company for the disposition of such Registrable Securities in the manner specified in the Holders’ request for such Registration.

Schedule II

(ii)    Notwithstanding the registration obligations set forth in Section 2.1(i) of this Schedule II, if the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly inform each of the Holders thereof and use its commercially reasonable efforts to file amendments to the initial Registration Statement as required by the Commission, covering the maximum number of Registrable Securities permitted to be registered by the Commission, on such form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment, the Company shall be obligated to use diligent efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with the SEC Guidance, including without limitation, Compliance and Disclosure Interpretation 612.09.

(iii) Notwithstanding any other provision of the Agreement, if the Commission or any SEC Guidance sets forth a limitation on the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used diligent efforts to advocate with the Commission for the registration of all or a greater portion of Registrable Securities), unless otherwise agreed in writing by the Company and a Holder as to such Holder’s Registrable Securities, the Company may exclude the Registrable Securities requested to be Registered, prior to the exclusion of any Equity Securities of the Company held by Persons requesting inclusion of such Equity Securities in such Registration pursuant to the Existing Shareholders Agreement or the Existing Registration Rights Agreements, and after excluding all other Equity Securities from the Registration, so long as the number of Registrable Securities to be included in such Registration is allocated among all Holders in proportion, as nearly as practicable, to the respective amounts of Registrable Securities requested by such Holders to be included. In the event of a cutback hereunder, the Company shall give the Holder at least five (5) Trading Days prior written notice along with the calculations as to such Holder’s allotment. In the event the Company amends the initial Registration Statement in accordance with the foregoing, the Company will use its reasonable best efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form F-3 or Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the initial Registration Statement, as amended.

2.2    Underwriting Requirements.

(i) In connection with any offering involving an underwriting of the Company’s Equity Securities, the Company shall not be required to Register the Registrable Securities of a Holder under this Section 2 unless such Holder’s Registrable Securities are included in the underwritten offering and such Holder enters into an underwriting agreement in customary form with the underwriter or underwriters of internationally recognized standing selected by the Company and setting forth such terms for the underwritten offering as have been agreed upon between the Company and the underwriters. In the event the underwriters advise Holders seeking Registration of Registrable Securities pursuant to this Section 2 in writing that market factors (including the aggregate number of Registrable Securities requested to be Registered, the general condition of the market, and the status of the Persons proposing to sell securities pursuant to the Registration) require a limitation of the number of Registrable Securities to be underwritten, the underwriters may exclude the Registrable Securities requested to be Registered, prior to the exclusion of any Equity Securities of the Company held by Persons requesting inclusion of such Equity Securities in such offering pursuant to the Existing Shareholders Agreement or the Existing Registration Rights Agreements, and after excluding all other Equity Securities from the Registration and underwriting, so long as the number of Registrable Securities to be included in such Registration is allocated among all Holders in proportion, as nearly as practicable, to the respective amounts of Registrable Securities requested by such Holders to be included. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to a Holder to the nearest one hundred (100) shares.

Schedule II

(ii)    If any Holder disapproves the terms of any underwriting, the Holder may elect to withdraw therefrom by written notice to the Company and the underwriters delivered at least ten (10) days prior to the effective date of the Registration Statement. Any Registrable Securities excluded or withdrawn from the underwritten offering shall be withdrawn from the Registration. Notwithstanding the foregoing, the Company shall not be required to pay for any expenses of any Registration proceeding begun pursuant to Section 2.1 of this Schedule II if the Registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all participating Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless such withdrawal is due to an action or inaction of the Company.

3.    Piggyback Registrations.

3.1    Registration of the Company’s Securities. Subject to the terms of this Agreement, if the Company proposes to Register for its own account any of its Equity Securities, or for the account of any holder (other than a Holder) of Equity Securities any of such holder’s Equity Securities, in connection with the public offering of such securities (except as set forth in Section 3.4 of this Schedule II) the Company shall promptly give each Holder written notice of such Registration and, upon the written request of any Holder given within fifteen (15) days after delivery of such notice, the Company shall use its reasonable best efforts to include in such Registration any Registrable Securities thereby requested to be Registered by such Holder. If a Holder decides not to include all or any of its Registrable Securities in such Registration by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent Registration Statement or Registration Statements as may be filed by the Company, all upon the terms and conditions set forth herein.

3.2    Right to Terminate Registration. The Company shall have the right to terminate or withdraw any Registration initiated by it under Section 3.1 of this Schedule II prior to the effectiveness of such Registration, whether or not any Holder has elected to participate therein. The expenses of such withdrawn Registration shall be borne by the Company in accordance with Section 4.3 of this Schedule II.

Schedule II

3.3    Underwriting Requirements.

(i) In connection with any offering involving an underwriting of the Company’s Equity Securities, the Company shall not be required to Register the Registrable Securities of a Holder under this Section 3 unless such Holder’s Registrable Securities are included in the underwritten offering and such Holder enters into an underwriting agreement in customary form with the underwriter or underwriters of internationally recognized standing selected by the Company and setting forth such terms for the underwritten offering as have been agreed upon between the Company and the underwriters. In the event the underwriters advise Holders seeking Registration of Registrable Securities pursuant to this Section 3 in writing that market factors (including the aggregate number of Registrable Securities requested to be Registered, the general condition of the market, and the status of the Persons proposing to sell securities pursuant to the Registration) require a limitation of the number of Registrable Securities to be underwritten, the underwriters may exclude the Registrable Securities requested to be Registered, prior to the exclusion of any Equity Securities of the Company (A) held by Persons requesting inclusion of such Equity Securities in such offering pursuant to the Existing Shareholders Agreement or the Existing Registration Rights Agreements, or (B) proposed to be sold for the account of the Company in such offering, and after excluding all other Equity Securities from the Registration and underwriting, so long as the number of Registrable Securities to be included in such Registration is allocated among all Holders in proportion, as nearly as practicable, to the respective amounts of Registrable Securities requested by such Holders to be included. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to a Holder to the nearest one hundred (100) shares.

(ii)    If any Holder disapproves the terms of any underwriting, the Holder may elect to withdraw therefrom by written notice to the Company and the underwriters delivered at least ten (10) days prior to the effective date of the Registration Statement. Any Registrable Securities excluded or withdrawn from the underwritten offering shall be withdrawn from the Registration.

3.4    Exempt Transactions. The Company shall have no obligation to Register any Registrable Securities under this Section 3 in connection with a Registration by the Company (i) relating solely to the sale of securities to participants in a Company share plan or equity incentive plan, or (ii) relating to a corporate reorganization or other transaction under Rule 145 of the Securities Act (or comparable provision under the Laws of another jurisdiction, as applicable).

4.    Registration Procedures.

4.1    Registration Procedures and Obligations. Whenever required under this Agreement to effect the Registration of any Registrable Securities held by the Holders, the Company shall, as expeditiously as reasonably possible:

(i)    Prepare and file with the Commission a Registration Statement with respect to those Registrable Securities and use its reasonable best efforts to cause that Registration Statement to become effective, and, upon the request of the Holders holding a majority of the Registrable Securities Registered thereunder, keep the Registration Statement effective until the distribution thereunder has been completed;

(ii)    Prepare and file with the Commission amendments and supplements to that Registration Statement and the prospectus used in connection with the Registration Statement as may be necessary to comply with the provisions of applicable securities Laws with respect to the disposition of all securities covered by the Registration Statement;

Schedule II

(iii)    Furnish to the Holders the number of copies of a prospectus, including a preliminary prospectus, required by applicable securities Laws, and any other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them;

(iv)    Use its reasonable best efforts to Register and qualify the securities covered by the Registration Statement under the securities Laws of any jurisdiction, as reasonably requested by the Holders, at the expense of the Holder for any jurisdiction other than the United States, provided that the Company shall not be required to qualify to do business or file a general consent to service of process in any such jurisdictions;

(v)    If the registration relates to an offering of depositary shares or other securities representing Ordinary Shares deposited pursuant to a deposit agreement or similar facility, cause the depositary under such agreement or facility to accept for deposit under such agreement or facility all Registrable Securities requested by each Holder to be included in such registration in accordance with this Section 4;

(vi)    In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in customary form, with the managing underwriter(s) of the offering;

(vii)    Promptly notify each Holder of Registrable Securities covered by the Registration Statement at any time when a prospectus relating thereto is required to be delivered under applicable securities Laws of (a) the issuance of any stop order by the Commission, or (b) the happening of any event or the existence of any condition as a result of which any prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, or if in the opinion of counsel for the Company it is necessary to supplement or amend such prospectus to comply with law, and at the request of any such Holder promptly prepare and furnish to such Holder a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made or such prospectus, as supplemented or amended, shall comply with law;

(viii)    Otherwise comply with all applicable rules and regulations of the Commission to the extent applicable to the applicable registration statement and use its reasonable best efforts to make generally available to its security holders (or otherwise provide in accordance with Section 11(a) of the Securities Act) an earnings statement satisfying the provisions of Section 11(a) of the Securities Act as soon as practicable, beginning with the first month of the Company’s first fiscal quarter commencing after the effective date of such registration statement, which statement shall cover such twelve (12) month period, subject to any proper and necessary extensions;

(ix)    Not, without the prior consent of the holders of at least a majority of voting power of the then outstanding Registrable Securities, make any offer relating to the Securities that would constitute a “free writing prospectus,” as defined in Rule 405 promulgated under the Securities Act;

Schedule II

(x)    Provide a transfer agent and registrar for all Registrable Securities Registered pursuant to the Registration Statement and, where applicable, a number assigned by the Committee on Uniform Securities Identification Procedures for all those Registrable Securities, in each case not later than the effective date of the Registration; and

(xi)    Take all reasonable action necessary to list the Registrable Securities on the primary exchange on which the Company’s securities are then traded.

Notwithstanding anything to the contrary herein, the Company may, by notice to the Holders, suspend the use of the Registration Statement for up to forty-five (45) consecutive Trading Days (but not more than an aggregate of ninety (90) Trading Days (which need not be consecutive Trading Days) during any 12-month period) if the Company determines in good faith that it is appropriate to do so in order to avoid disclosure of any confidential information of the Company where such disclosure would harm the Company, in which case the Company shall not be required to amend or supplement the Registration Statement or any prospectus to disclose such information during such period.

4.2    Information from Holder. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Agreement with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be required to effect the Registration of such Holder’s Registrable Securities.

4.3    Expenses of Registration. All expenses, other than the underwriting discounts and selling commissions applicable to the sale of Registrable Securities pursuant to this Agreement (which shall be borne by the Holders requesting Registration on a pro rata basis in proportion to their respective numbers of Registrable Securities sold in such Registration), incurred in connection with Registrations, filings or qualifications pursuant to this Agreement, including (without limitation) all Registration, filing and qualification fees, printers’ and accounting fees, fees and disbursements of counsel for the Company and reasonable fees and disbursement of one counsel for all selling Holders, shall be borne by the Company. The Company shall not, however, be required to pay for any expenses of any Registration proceeding begun pursuant to this Agreement if the Registration request is subsequently withdrawn at the request of a majority-in-interest (calculated by reference to the number of Registrable Securities to be registered thereunder) of the Holders requesting such Registration (in which case all participating Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be thereby Registered in the withdrawn Registration).

Schedule II

4.4    Holder of Warrant. Notwithstanding anything to the contrary in this Agreement and without limiting any rights of the Investor as the Holder under this Agreement, for so long as the Warrant remains exercisable (whether in whole or in part) and the Company is eligible to file a registration statement on Form F-3 (or Form S-3, if applicable) for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act, the Investor holding the Warrant shall have the right to request the Company to use its reasonable best efforts (i) to prepare, file and effect, as soon as reasonably practicable in the manner provided under Section 2.1 of this Schedule II, a Registration Statement on Form F-3 (or Form S-3, if applicable) covering (to the extent not already covered in an effective Shelf Registration Statement) the resale of the Ordinary Shares issuable upon exercise of the Warrant (the “Shelf Registration Statement”), and/or (ii) cover additional Registrable Securities, or new Investor as the selling shareholder, requested in writing to be included by the Investor, by amending the existing Shelf Registration Statement or filing a new Shelf Registration Statement, in each case as if it were a “Holder” and such Ordinary Shares were “Registrable Securities” for purposes of Section 2.1 of this Schedule II.

Shelf Registration Statements made pursuant to this Section 4.4 shall be deemed Registration Statements made under Section 2 of Schedule II, and the procedures set forth in Sections 4.1, 4.2 and 4.3 of this Schedule II (including the provisions in Section 4.1(i) regarding the effectiveness of the Registration Statement) shall apply to the Shelf Registration Statement mutatis mutandis for the purposes of enabling the Investor to sell such Registrable Securities from time to time as are then registered pursuant to the Shelf Registration Statement (each, a “Shelf Takedown”). Without limiting the generality of the foregoing, if the Investor delivers a notice to the Company (the “Shelf Takedown Notice”) regarding its intention to effect a Shelf Takedown, then the Company shall, as soon as reasonably practicable, take all actions reasonably requested by the Investor, including amending or supplementing (a “Shelf Supplement”) such Shelf Registration Statement for the offer and sale of such Registrable Securities as contemplated by such Shelf Takedown Notice. Each Shelf Takedown Notice shall specify the number of Registrable Securities to be offered and sold under the Shelf Takedown. To the extent required, the Company shall prepare and file with the Commission a Shelf Supplement as soon as practicable after the date on which it received the Shelf Takedown Notice and, if such Shelf Supplement is an amendment to such Shelf Registration Statement, shall use its reasonable best efforts to cause such Shelf Supplement to be declared effective by the SEC. The Company further agrees to cooperate with and provide reasonable assistance to the Investor with respect to the Shelf Takedown, including such assistance as may be reasonably requested by the Investor in order to facilitate the orderly settlement of such Shelf Takedown.

Notwithstanding the foregoing, without the Company’s prior written consent, the Investor shall not effect any underwritten Shelf Takedown pursuant to the Shelf Registration Statement and the related procedures as set forth above; provided that at any time prior to the termination of the registration rights of the Investor as a “Holder” pursuant to Section 6.1 of this Schedule II, if any underwritten offering is proposed to be conducted pursuant to the Registration Statement filed or to be filed under Section 2 or Section 3 of this Schedule II (which Registration Statement may include the Shelf Registration Statement), the Investor holding the Warrant shall be given an advance notice of such underwritten offering by the Company and may then exercise its rights with respect to demand registration pursuant to Section 2 of this Schedule II and piggyback registration pursuant to Section 3 of this Schedule II as if it were a “Holder” with respect to the number of Registrable Securities that would have been issued had such Investor exercised the unexercised portion of the Warrant prior to the Investor’s exercise of such rights under Section 2 or Section 3 of this Schedule II, as applicable, so that the Investor may participate in such underwritten offering on and subject to substantially same terms and conditions as other selling shareholders in such underwritten offering in the manner provided in Section 2 or Section 3 of this Schedule II, as applicable.

Schedule II

5.    Registration-Related Indemnification.

5.1    Company Indemnity.

(i) To the maximum extent permitted by Law, the Company will indemnify and hold harmless each Holder, such Holder’s partners, officers, directors, shareholders and legal counsel, any underwriter (as defined in the Securities Act) and each Person, if any, who controls (as defined in the Securities Act) such Holder or underwriter, against any losses, claims, damages or liabilities (joint or several) to which they may become subject under Laws which are applicable to the Company and relate to action or inaction required of the Company in connection with any Registration, qualification, or compliance, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (each a “Violation”): (a) any untrue statement or alleged untrue statement of a material fact contained in such Registration Statement, on the effective date thereof (including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto), (b) the omission or alleged omission to state in the Registration Statement, on the effective date thereof (including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto), a material fact required to be stated therein or necessary to make the statements therein not misleading, or (c) any violation or alleged violation by the Company of applicable securities Laws, or any rule or regulation promulgated under applicable securities Laws. The Company will reimburse each such Holder, underwriter or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action.

(ii)    The indemnity agreement contained in this Section 5.1 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld or delayed), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises solely out of or is solely based upon a Violation that occurs in reliance upon and in conformity with written information furnished in a certificate expressly for use in connection with such Registration by any such Holder, such Holder’s partners, officers, directors, and legal counsel, any underwriter (as defined in the Securities Act) and each Person, if any, who controls (as defined in the Securities Act) such Holder or underwriter. Further, the foregoing indemnity agreement with respect to any preliminary prospectus shall not inure to the benefit of any Holder or other aforementioned person, or any person controlling such Holder, from whom the person asserting any such losses, claims, damages or liabilities purchased shares in the offering, if a copy of the most current prospectus was not sent or given by or on behalf of such Holder or other aforementioned person to such person, if required by law to have been so delivered, at or prior to the written confirmation of the sale of the shares to such person, and if the prospectus (as so amended or supplemented) would have cured the defect giving rise to such loss, claim, damage or liability.

Schedule II

5.2    Holder Indemnity.

(i)    To the maximum extent permitted by Law, each selling Holder that has included Registrable Securities in a Registration will, severally and not jointly, indemnify and hold harmless the Company, its directors, officers, legal counsel and accountants, any underwriter, any other Holder selling securities in connection with such Registration and each Person, if any, who controls (within the meaning of the Securities Act) the Company, such underwriter or other Holder, against any losses, claims, damages or liabilities (joint or several) to which any of the foregoing persons may become subject, under applicable securities Laws, or any rule or regulation promulgated under applicable securities Laws, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder in a certificate expressly for use in connection with such Registration; and each such Holder will reimburse any Person intended to be indemnified pursuant to this Section 5.2, for any legal or other expenses reasonably incurred by such Person in connection with investigating or defending any such loss, claim, damage, liability or action. No Holder’s liability under this Section 5.2 shall exceed the net proceeds (less underwriting discounts and selling commissions) received by such Holder from the offering of securities made in connection with that Registration.

(ii)    The indemnity contained in this Section 5.2 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder (which consent shall not be unreasonably withheld or delayed).

5.3    Notice of Indemnification Claim. Promptly after receipt by an indemnified party under Section 5.1 or Section 5.2 of this Schedule II of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under Section 5.1 or Section 5.2 of this Schedule II, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the indemnifying parties. An indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the reasonably incurred fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party, to the extent so prejudiced, of any liability to the indemnified party under this Section 5, but the omission to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 5.

5.4    Contribution. If any indemnification provided for in Section 5.1 or Section 5.2 of this Schedule II is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to herein, the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and of the indemnified party, on the other, in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission. No Holder’s liability under this Section 5.4, when combined with such Holder’s liability under Section 5.2 of this Schedule II, shall exceed the net proceeds (less underwriting discounts and selling commissions) received by such Holder from the offering of securities made in connection with that Registration.

Schedule II

5.5    Underwriting Agreement. To the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

5.6    Survival. The obligations of the Company and Holders under this Section 5 shall survive the completion of any offering of Registrable Securities in a Registration Statement under this Agreement.

6.    Additional Registration-Related Undertakings.

6.1    Termination of Registration Rights. The registration rights set forth in Section 2 and Section 3 of this Schedule II above shall terminate (i) with respect to all Holders, on the date that is five (5) years after the Effective Date, or (ii) with respect to any Holder, if earlier, on the date on which such Holder may sell all of such Holder’s Registrable Securities under Rule 144 of the Securities Act in any ninety (90)-day period.

6.2    Existing Shareholders Agreement and the Existing Registration Rights Agreements. The Company and the Holders acknowledge and agree that, if any shareholders of the Company elects to participate in a Registration under Section 2 of this Schedule II by exercising their piggyback registration rights under the Existing Shareholders Agreement or the Existing Registration Rights Agreements, such shareholders shall be entitled to participate in such Registration, and shall have the protections against exclusion of their shares in such Registration, in each case in accordance with the Existing Shareholders Agreement or the Existing Registration Rights Agreements, as applicable.

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Schedule III

NOTICE ADDRESSES

For the purpose of the notice provisions contained in this Agreement, the following are the initial addresses of each Party:

If to the Company:

Attention:	Michael Peng Zhang, Herman Fong and Ravi Sarathy
Address:	Gridsum Holding Inc. South Wing, High Technology Building No. 229 North 4th Ring Road Haidian District, Beijing 100083 People’s Republic of China
Email:	zhangpeng@gridsum.com herman.fong@gridsum.com ravi@gridsum.com

With a copy to:

Address:	Fenwick & West LLP
Unit 908, 9th Floor, Kerry Parkside Office Pudong New Area, Shanghai 201204 People’s Republic of China
Attention:	Niping Wu
Email:	niping.wu@fenwick.com

If to the Investor:

Hammer Capital China Limited:

Attention:	Cheung Siu Fai
Address:	Room 1005, 10/F, Tower Two Lippo Centre, No.89 Queensway, Hong Kong
Email:	DC@hammercapital.co

With a copy to:

Address:	Reed Smith Richards Butler
20th Floor, Alexandra House, 18 Chater Road, Central, Hong Kong
Attention:	Gregory Wang
Email:	Gregory.Wang@reedsmith.com

Schedule III